October 8, 2019

Austin Singleton
Chief Executive Officer
OneWater Marine Inc.
6275 Lanier Islands Parkway
Buford, GA 30518

       Re: OneWater Marine Inc.
           Supplemental Response
           Submitted October 3, 2019
           Registration Statement on Form S-1
           File No. 333-232639

Dear Mr. Singleton:

       We have reviewed your correspondence and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Correspondence submitted October 3, 2019 in connection with Registration Statement on Form
S-1

Dilution, page 56

1. Please tell us how you computed net tangible book value and net tangible book value per share as of June 30, 2019, after giving pro forma effect to the transactions described under
       "Corporate Reorganization." Reconcile the amounts used in your calculation to the pro forma balance sheet as of June 30, 2019 and explain why your calculation appropriately considers the Redeemable Preferred interest in subsidiary.
2. Reference is made to your response to comment 6 in our letter dated July 30, 2019 that you will reconcile the total consideration paid by legacy owners with the pro forma consolidated balance sheet in a future filing so that the figures are consistent. It appears
 Austin Singleton
OneWater Marine Inc.
October 8, 2019
Page 2
         that the amounts still do not reconcile; therefore we reissue our comment. In that regard, reference is made to the second table on page 56. Please tell us how you determined total consideration paid by legacy owners. Please also explain how to reconcile total consideration to the unaudited pro forma consolidated balance sheet as of June 30,
         2019 on page 60.
Unaudited Pro Forma Consolidated Balance Sheet as of June 30, 2019, page 60

3. Please provide us with the journal entries for adjustments (2) - (7). Please also explain why adjustment (6) is impacting the offering adjustments column. Finally, revise to add footnote (2) to the equity account impacted.
Unaudited Pro Forma Consolidated Statements of Operations
For the Nine Months Ended June 30, 2019, page 62

4. Please tell us how you computed the income tax adjustments in the offering adjustment columns in the unaudited pro forma consolidated statements of operations for the nine months ended June 30, 2019 and year ended September 30, 2019. Explain why the adjustment is so large in comparison to the interest expense adjustment.
5. We note your disclosure in pro forma adjustment (2) that the effective tax rate is 24.7%.
         Based on the pro forma income tax expense as adjusted for the reorganization and the pro forma income tax expense as adjusted for the offering for the nine months ended June 30,
         2019, the effective tax rate appears to be 21.3%. Please revise or advise. Further, we note that the 21.3% effective tax rate presented in the unaudited pro forma consolidated statements of operations for the nine months ended June 30, 2019 differs from the 24.7%
         effective tax rate used in pro forma adjustment (8) on page 65. Please revise or advise.
         Please note that this comment is also applicable to your unaudited pro forma consolidated statements of operations for the year ended September 30, 2018.
6. Please tell us why pro forma diluted net income per Class A common stock as disclosed on the face of the unaudited pro forma consolidated statements of operations differs from what is disclosed in Note (8). In regard to the amounts in Note (8), explain why pro forma basic and diluted net income per Class A common stock should be different.
7. Please tell us why the One Water LLC Historical column does not reflect Redeemable
       Preferred interest, dividend and accretion as well as One Water LLC preferred distributions in order to calculate net income attributable to common interest holders. We have the same question for the One Water Marine Holdings, LLC and Subsidiaries
       Condensed Consolidated Statements of Operations presented on page F-3 of Amendment
       No. 2 to Form S-1 filed on September 23, 2019.
FirstName LastNameAustin Singleton
Comapany NameOneWater Marine Inc.
October 8, 2019 Page 2
FirstName LastName
 Austin Singleton
FirstName Marine Inc.
OneWater LastNameAustin Singleton
Comapany 2019
October 8, NameOneWater Marine Inc.
October 8, 2019 Page 3
Page 3
FirstName LastName
One Water Marine Holdings, LLC and Subsidiaries Consolidated Financial
Statements
Unaudited Pro Forma Net Loss Per Unit Attributable to Common Interest Holders, page F-28

8. Please tell us how you computed 2,276 additional shares of common stock would be required to be issued to generate sufficient proceeds to fund the cash payment of
         2018 dividends in excess of 2018 net income.
General

9. We note that the proposed disclosure you have provided does not reflect updated executive compensation disclosure to reflect information for your recently completed fiscal year ending September 30, 2019. Please confirm your intent to update this information or tell us why you do not believe this is necessary. Refer to response 217.11 under our Compliance and Disclosure Interpretations relating to Regulation S-K.
        You may contact Yolanda Guobadia at 202-551-3562 or Adam Phippen at 202-551-
3336 if you have questions regarding comments on the financial statements and related matters. Please contact Scott Anderegg at 202-551-3342 or Mara Ransom at 202-551-3264 with any other questions.



                                                              Sincerely,

                                                              Division of
Corporation Finance
                                                              Office of Trade &
Services